UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

NOWIGENCE, INC.

(Exact Name of Registrant as Specified in Its Charter)

7370

(Primary Standard Industrial

Classification Code Number)

New York	45-2891478
(State or Other Jurisdiction of Incorporation or Organization	(I.R.S. Employer Identification Number)

313 Ushers Road, Suite 33, Ballston Lake, NY 12019

518-795-0167

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Explanatory Note

In this report, the term “we,” “us,” “our” or “the Company” refers to Nowigence, Inc.

This report may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases. These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views concerning future events and are subject to risks and uncertainties that could cause the Company’s results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances after the date hereof.

Item 1. Business

Company Overview

Nowigence Inc. (“Nowigence” or the “Company”) is an early growth company incorporated in the state of New York in August 2011. Our principal executive offices are located at 313 Ushers Road, Suite 33, Ballston Lake, NY 12019. Since January 18, 2019, the Company has owned and operated Nowigence India Private Limited, its wholly owned entity, and on November 3, 2023 acquired Stebr, Inc.

At Nowigence, we develop and market AI products and services that augment people’s abilities and improve forward-looking decision-making, leveraging AI data analytics and insights. After the merger acquisition of Stebr Inc., we are an AI-as-a-Service (AIaaS) provider for customers who want us to develop their AI customer apps or buy AI infrastructure, products and services from our marketplace. Additionally, we are upgrading the features in Lille.ai (now called ResearchWork.ai) to meet our objective of developing an AI Research Agent to assist researchers in corporate R&D, academic and archival research.

Nowigence has addressed some common concerns surrounding Large Language Models (LLMs) – privacy, security, hallucination, and copyright infringement, ensuring compliance and trust. With our commitment to ethical AI practices and advanced data protection measures, we position ourselves as a leader in the industry, allowing businesses to accelerate research, anomaly detection, process yields, error reduction, and predictability thereby unlocking insights into process control that results in better business performance.

We have a foundational platform that is easily configurable to meet end-customer requirements. In 2023, we alpha-tested the platform successfully to extract key and important ideas from archives in agriculture, creative storytelling, and health intelligence.

Subsidiaries

Since January 18, 2019, we own and operate Nowigence India Private Limited (“Nowigence India”), our wholly owned entity.

On November 3, 2023, we acquired 100% of Stebr, Inc. (“Stebr”) for 5,050,000 shares of Class A common stock. Stebr is a California-based software company.

The Company was formed in August 2011 and was created to solve a few problems facing the industry. Technology currently provides so much information that it is nearly impossible for someone to digest what is relevant to them. Secondly, there are just too many IT tools causing IT fatigue. In its earlier days, it experimented with the then-available technologies of machine learning and natural language processing. However, since 2017, we have been successful in raising capital from the founder’s private network of friends and family to fund its operations. We then started developing a SaaS AI platform to eliminate the need for searching and manually reading entire sets of documents on any topic or subject; instead extracting and generating relevant content with different perspectives from thousands of related documents whenever demanded.

The onset of COVID in March 2020 delayed our commercialization plans. The company faced challenging times and struggled to sustain its operations during the pandemic. After the fears of the pandemic subsided and businesses settled into the new normal, the target user groups worked on alpha testing our apps starting in April of 2022.

On June 14, 2022, the company began trading on the OTCQB Venture Market, a mid-tier OTC equity market. The Company filed a Form 1-U on May 20, 2024 opting for voluntary delisting of the company on the OTCQB mid-tier market.

Mission

To augment people’s abilities, improve forward-looking decision-making, develop new AI software apps, agents, services, and business models.

Products & Services

Towards the end of 2023, once we were able to pilot the advantages of ResearchWork.ai in archival research with the work done for Museums to help save them time in preparing the content for their exhibitions in different fields, we decided to upgrade the app to address some of the common concerns surrounding Large Language Models (LLMs) – privacy, security, hallucination, and copyright infringement, ensuring compliance and trust. With our commitment to ethical AI practices and advanced data protection measures, we position ourselves as a leader in the industry, allowing businesses to accelerate research, anomaly detection, process yields, error reduction, and predictability thereby unlocking insights into process control that results in better business performance.

ResearchWork.ai is our flagship AI foundation app. It empowers R&D teams to stay at the forefront of their fields, driving innovation and maintaining a competitive edge in the market. Researchwork.ai significantly reduces analysis time, enabling teams to focus on strategic insights rather than manual processes. The power of AI-driven research can unlock new opportunities for growth and success, and perhaps billions in additional revenue through faster, more efficient research-led innovation.

A study by McKinsey & Company found that companies with consistently high performance in new product development achieve revenue growth rates 1.5 times higher than the industry average. It necessitates that research-led innovation for new products or processes, combined with advanced AI data analytics, results in high-performing data engineering and a predictive business operating platform.

ResearchWork.ai is designed for R&D departments across a broad array of fields.  Nowigence has already successfully collaborated with research teams in medicines, energy, agriculture, and niche research fields like optics and exoplanets to custom-configure the Researchwork.ai to align with their specific research, process control, continuous improvement, and business goals. Our clients recognized the effectiveness of our applications and we have become a trusted vendor.

By seamlessly integrating our solution into their workflow, R&D and process improvement, ResearchWork.ai accelerates innovation while enhancing efficiency and driving significant advancements to gain dominance.

ResearchWork.ai’s key features include:

•Secure deployment options (on-premises or private cloud)

•Hybrid data analytics combining unstructured and structured data

•Customizable end applications for specific research needs

•Expert data engineering for optimal performance

By implementing ResearchWork.ai, business enterprises and organizations can:

•Accelerate research processes and reduce time-to-market for new products

•Minimize duplication of efforts and maximize resource utilization

•Enhance interdisciplinary collaboration and knowledge sharing

•Achieve significant time and cost savings in AI, Data Science, Data Engineering, and Business Intelligence

Commercialization update

As part of our prototype testing, towards the end of 2023, once we were able to pilot the advantages of ResearchWork.ai in archival research with the work we did for Museums to help save them time in preparing the content for their exhibitions in different fields, we decided to upgrade with many features required by academic, archival, and corporate research and development.

With the addition of AI and Data Engineering Services as part of our portfolio, our annual revenues rose by nearly 330% from $42,541 in 2022 to $183,559 in 2023. Included in these amounts for 2023 is the continuation of the contracts in Stebr that commenced prior to the acquisition of Stebr. The revenue generated in Stebr is in the same distinct grouping that Nowigence has previously recognized revenue.

Market Opportunity

The global AI market in 2022 was estimated at $136 billion with rapid growth projected through 2030 at a CAGR of 37%. The predominant driver currently is IT infrastructure mostly related to sales Graphical Processing Units (GPUs) from NVIDIA.  We expect that AI software application sales will grow from 2025 onwards. We are working on our AI foundational platforms and apps for commercial launch in 2025.

Business Model

Our revenue model is currently subscription-based for proprietary AI apps. We charge a fixed one-time price for AI custom app development for clients plus an annual upgrade and maintenance subscription fees.

Competition

It is now customary to find many competitors in any target market. In the field of research work, we have benchmarked features in over 80 tech applications from small to large corporations. For example, a couple of competitors that we looked at while benchmarking were Scite.ai for academic research and SciSpace.com used in literature review by students and researchers. Our revenue model is currently subscription-based for proprietary AI apps. We charge a fixed one-time price for AI custom app development.

1.A team of 6 research scientists from MIT, Carnegie Mellon University, and UAlbany

2.Citation: https://news.mit.edu/2012/digital-medical-records-offer-insights-1031

Employees

As of December 1, 2023, we had 19 full-time team members, which was reduced to 3 at December 1, 2024. We also work with business consultants, outsourced product technology development teams, marketing, and PR professionals, accountants, auditors and others. None of our team members are covered by collective bargaining agreements and we consider our relations with our employees to be good.

Intellectual Property and Trade Secrets

We do not have any patents, trademarks, copyrights, or licenses except for the trademark of our name and logo. We rely on federal, state, common law, and international rights, as well as contractual restrictions, to protect our intellectual property. We control access to our proprietary technology and algorithms by entering into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with third parties.

In addition, our technology (source code and infrastructure) is encrypted under a secure socket layer (SSL) with access permitted only to critical team members within Nowigence. Users of our software also have no ability to access the source code of our algorithm because it resides only within the encrypted infrastructures inside our company’s “virtual walls.” Further protection is also since our software is only offered as a subscription, not as a license. The subscription method uses a monthly payment plan via a cloud-based delivery (i.e., our predictive modules execute on the server side). This method prevents ANY user from accessing the source code.

We currently own the domain [www.nowigence.com] and intend to trademark other aspects of our messaging as needed. We also own the domain www.researchwork.ai, which is where our web-enabled product is being hosted. Nowigence.com focuses on investors whereas researchwork.ai is product-focused and meant for users.

Circumstances outside our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in the United States or other countries in which we operate. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Also, protecting our intellectual property rights is costly and time-consuming. Any unauthorized disclosure or use of our intellectual property could make it more expensive to do business and harm our operating results.

Companies in Internet-related industries may own large numbers of patents, copyrights, and trademarks and may frequently request license agreements, threaten litigation, or file suit against us based on allegations of infringement or other violations of intellectual property rights. We are currently subject to, and expect to face in the future, allegations that we have infringed the trademarks, copyrights, patents, and other intellectual property rights of third parties, including our competitors and non-practicing entities. As we face increasing competition and as our business grows, we will likely face more claims of infringement.

Government Regulation

The future success of our business depends upon the continued use of the Internet as a primary medium for commerce, communication, and business solutions. Federal, state, or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the Internet as a commercial medium. Changes in these laws or regulations could require us to modify our solutions to comply with these changes. They can also require our clients to change their applications, which may influence the Company. In addition, government agencies or private organizations may begin to impose taxes, fees, or other charges for accessing the Internet or commerce conducted via the Internet. These laws or charges could limit the growth of Internet-related companies in general or result in reductions in the demand for Internet-based solutions such as ours.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Nowigence Inc. (“Nowigence” or the “Company”) is incorporated in the state of New York in August 2011. Our principal executive offices are located at 313 Ushers Road, Suite 33, Ballston Lake, NY 12019. Since January 18, 2019, the Company has owned and operated Nowigence India Private Limited, its wholly owned entity, and on November 3, 2023 acquired Stebr, Inc.

At Nowigence, we develop and market AI products and services that augment people’s abilities and improve forward-looking decision-making, leveraging AI data analytics and insights. After the merger acquisition of Stebr Inc., we are an AI-as-a-Service (AIaaS) provider for customers who want us to develop their AI customer apps or buy AI infrastructure, products and services from our marketplace. Additionally, we are upgrading the features in Lille.ai (now called ResearchWork.ai) to meet our objective of developing an AI Research Agent to assist researchers in corporate R&D, academic and archival research.

Nowigence has addressed some common concerns surrounding Large Language Models (LLMs) – privacy, security, hallucination, and copyright infringement, ensuring compliance and trust. With our commitment to ethical AI practices and advanced data protection measures, we position ourselves as a leader in the industry, allowing businesses to accelerate research, anomaly detection, process yields, error reduction, and predictability thereby unlocking insights into process control that results in better business performance.

We have a foundational platform that is easily configurable to meet end-customer requirements. In 2023, we alpha-tested the platform successfully to extract key and important ideas from archives in agriculture, creative storytelling, and health intelligence.

Operating Results

We received good feedback during the alpha testing phase of ResearchWork.ai with the Museum of Innovation and Science (MiSci) at Schenectady in New York. The end customer feedback has helped scope the additional features and positioning of AI research agents targeting academic, archival and corporate research and development (R&D)

Our planned acquisition merger of Stebr Inc. was concluded on November 3, 2023, to become an AI-as-a-Service (AIaaS) provider for customers who want us to develop their AI custom apps, agents, services, and automate data engineering services.

We generated an annual revenue of $183,559 in the year ended 2023, an increase of over 330% as compared to $42,541 in 2022. Our operating loss for the year ended as of December 31, 2023, is $364,029 as compared to $1,319,447 in the previous year. At the start of 2023, we updated our entire backend and reworked our algorithms to create Lille.ai.

With the impairment of the intangible assets (software development costs) in 2022, the accumulated deficit at the end of 2023 is $5,060,697.

Our stockholders’ equity increased significantly by nearly 4-folds to $1,443,695 in 2023 as compared to ($512,212) the previous year.

Our focus remained on product development and serving existing customers. We have spent very little on sales, marketing, or PR.

The company listed on the mid-tier OTCQB exchange in mid-June of 2022. The Company filed a Form 1-U on May 20, 2024 opting for voluntary delisting of the company on the OTCQB mid-tier market.

Related parties continued to provide liquidity whenever required in 2023 to sustain operations. The current portion of related party payables increased 28% to $410,512.

Liquidity and Capital Resources

Since our inception, our strategy has been to seek private investment through friends and family. Even though we adopted a conservative strategy for capital infusion, we successfully raised capital in exchange for stocks that was required in product development and sustaining our business. The Company has an accumulated deficit of $5,060,697 as of December 31, 2023, and incurred a net loss for the years ended December 31, 2023, and 2022 of $332,537 and $1,144,913. During 2023, we issued $1,515,000 in common stock for the acquisition of Stebr Inc. and issued common stock valued at $397,388 for services, $172,500 in settlement of accounts payable and $247,537 for cash. In 2023, the Company had net proceeds of $38,869 from debt financing from related parties and banks.

As of December 31, 2023, the Company had issued 42,847,883 Class A Common Shares. The number of authorized shares in Class A Common Stock is 700 million. Similarly, 37,927,270 Class B Common Shares have been issued to its Founder from 200 million authorized. Class B Common Shares are only offered to the Founder. They are not tradeable unless converted to Class A Common Stock.

As of December 31, 2023, the Company had a working capital deficit of $479,097 and will likely incur losses before generating positive working capital. These matters raise substantial concern about the Company’s ability to continue as a going concern. However, the Company showed its resilience to sustain its operations from the very start when it first invested starting with nearly $100,000 from its Founder.

In the management’s opinion, the Company’s cash position is insufficient to maintain its operations at the current level for the next 12 months.

The company remained listed on the OTCQB mid-tier market in 2023.

There can be no assurance of the Company's ability to raise capital through its SEC qualification pursuant to Rule 251(d)(3) and 253(b) under Regulation A+. or that additional capital be available to the Company. If so, the Company's objective of its plan will be adversely affected, and the Company may not be able to pursue such plans if it is unable to finance such operations. The Company currently has no agreements, arrangements, or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. Since the Company has no such arrangements or plans currently in effect, its inability to raise funds for the above purposes will have a severe negative impact on its ability to remain a viable company.

Therefore, the failure to raise sufficient capital via its offering under Regulation A+ would result in the need to seek capital from other resources such as taking loans, which would likely not even be possible for the Company. However, if such financing were available because we are an early growth stage company with small operations to date, we would likely have to pay additional costs associated with high-risk financing. At the time these funds are required, management would evaluate the terms of such financing. If the Company cannot raise additional proceeds, the Company will be required to cease business operations. As a result, investors would lose all of their investment.

Off-Balance Sheet Arrangements

As of December 31, 2023, we did not have any off-balance sheet arrangements as was the case for financial year 2022.

Item 3. Directors and Officers

As of the date of this offering circular, the executive officers and directors of the company and their positions are as follows:

Name	Position	Age	Date of First Appointment
Executive Officers and Directors(*)
Anoop Bhatia	Chairman of the Board and Chief Executive Officer	63	August 2011
David Evans	Tax Accountant, General Counsel and Independent Director	71	February 1, 2019
Tracy Metzger	Independent Director	63	February 1, 2019
Ian Moore	Independent Director	65	July 18, 2019

Officers and Directors

Anoop Bhatia,

Chairman, President, and CEO

www.linkedin.com/in/anoopbhatia/

Anoop Bhatia is the Founder of Nowigence since 2015. Previously, from 2012, Anoop worked as a global operation strategic transformation leader for Momentive Performance Material (Formerly GE Silicones). He has worked for over two decades in various GE companies across different countries - from the United States to India, The Netherlands, Germany. Anoop had played a key role in establishing GE Silicones Private Limited as the first wholly owned foreign subsidiary that was ever established on Indian soil in 1996. He was subsequently transferred to Europe to be part of GE's global business team in the early days of globalization. Since then, he has held progressively responsible global positions across different functions. He brings a wealth of experience in global business operations, mergers and acquisitions, finance, sales and marketing, and complex negotiations. He received his Bachelor of Engineering in Chemical Engineering from BITS at Pilani in India and his post-graduate studies in management from Heriot-Watt at Edinburgh in Scotland.

David Evans

Tax Accountant and General Counsel, Board Member

David L Evans has been with Spectrum Consulting Partners LLC at Albany in NY from 2008 onwards. As an attorney and licensed CPA in the state of New York, he has extensive experience in multistate and international tax policies and guidelines, federal taxation laws, mergers and acquisitions including valuation of closely held businesses. He is a contributing author to the New York State Tax Service, a six-volume publication of NYS tax laws and regulations. His prior experience includes being a Managing Director for UHY Advisors LLC, being a board member and chairperson of the Tax Division Executive Committee of New York State Society of Certified Public Accountants and is a past president of the Estate Planning Council of Eastern New York. He holds degrees from Hofstra University and State University of New York at Buffalo.

Ms. Tracy Metzger

Board of Directors

www.linkedin.com/in/tracy-metzger-3b0220/

Tracy Metzger started TL Metzger & Associates in 2000 as the Owner and President offering consulting and real estate brokerage services to companies looking to purchase, sell or lease real estate in the Albany New York Region, also known as Tech Valley. She has held this position for over 18 years.

Since starting TL Metzger, Tracy and her company have received a number of business and professional awards, including the Capital District Business Review’s Top 40 Under 40 Business Leaders in the Capital Region, the Albany-Colonie Regional Chamber of Commerce Award (Women of Excellence), and the Albany-Colonie Regional Chamber of Commerce Award (Small Business of the Year), among others.  The company is consistently recognized as a Top 15 Commercial Real Estate firms by the Albany Business Review. She has a B.A. in Political Science from University at Albany, SUNY.

Previously, Tracy served on several economic development and business boards including Chair of the City of Albany IDA and CRC.  She has extensive experience as a negotiator, facilitator, and general management.

Ian Moore

Board of Directors

https://www.linkedin.com/in/ian-r-moore/

Dr. Ian Moore is the Vice President, Silicones NCA for Wacker Chemical Corporation. He is the profit and loss (P&L) leader for the Silicones business in North and Central America (NCA). In addition, he has been appointed to lead Wacker's global Consumer Silicones business. Previously, he was the Senior VP and GM for Momentive Performance Materials (ex-GE company) responsible for the P&L of Silicones and Silanes A00dditive. Ian brings a wealth of extensive cross-functional, global and multi-cultural management experience. During the period 2006 to 2010, Ian was the President & CEO EMEA of GE Bayer Silicones GmbH (later called Momentive Performance Materials). He is a recognized innovative leader, mentor and developer of people with demonstrated skills in General Management, Mergers and Acquisitions, Technology, Engineering, Operations and Marketing.

Ian completed his Ph.D. in Chemical Engineering specializing in the field of deactivation of fluid cracking catalysts from the University of Manchester. He also holds a bachelor’s and master's Degree in Chemical Engineering from the University of Manchester.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

We were incorporated in New York on August 1, 2011. The following table sets forth certain information concerning the compensation for the fiscal years ended December 31, 2023 (i) all individuals who served as our principal executive officer (PEO), or acting in a similar capacity, during the fiscal year ended December 31, 2023, regardless of compensation level, (ii) the most highly compensated executive officers other than our CEO who were serving as executive officers at the end of the fiscal year ended December 31, 2023 and (ii) any additional individuals for whom disclosure would have been provided pursuant to paragraph (m)(2)(ii) of Item 402 of Regulation S-K but for the fact that the individual was not serving as an executive officer of the Company at the end of the fiscal year ended December 31, 2023 (collectively, the “named executive officers”), (iii) Directors.

Compensation Table

Name and Principal Position	Fiscal Year Ended December 31,	Salary ($) (1)	Stock Compensation in 2023 ($)	Total Compensation (Salary 2023 plus Stock Compensation for 2023) ($)
Anoop Bhatia	2023	$5,400	$0	$5,400
Chairman, President, and CEO
David Evans, Tax Accountant & General Counsel	2023	$0.00	$0	$0
Tracy Metzger, Independent Director	2023	$0.00	$0	$0
Ian Moore, Independent Director	2023	$0.00	$0	$0

Note - 1   During 2023, Anoop Bhatia worked at nominal pay much below the market rate voluntarily focusing on M&A activity. He took personal time out to take care of his wife who suffered from cancer. She lost her battle with cancer in December 2023. The Board of Directors volunteered their services at no cost. Any stock compensation effective in 2024 will be treated as compensation for that current year and will follow the guidelines of ASC 718.

Employment Agreements

The company has employment agreements in place.

Compensation of Directors

We do not compensate our directors in cash for attendance at meetings. In the future, we may compensate directors, particularly those who are not employees on a per-meeting or fixed compensation basis. The Board of Directors have not entertained or passed any resolution to issue stocks as compensation for services for the financial year 2023. The Board does reserve the right to lift the hold and issue stocks as compensation later.

Executive Compensation Philosophy

We believe that Nowigence is at the beginning of its journey and that for us to be successful we must hire and retain people who can continue to develop our strategy, drive innovation, and develop new business opportunities by leveraging the unique technology we have in hand, and constantly enhancing our business model. To achieve these objectives, we need a highly talented team. We also expect our executive team to possess and demonstrate strong leadership and management capabilities.

Stock Option Plan

We do not have a stock option plan, but we reserve the right to implement one.

Employee Pension, Profit Sharing or other Retirement Plans

We do not have a defined benefit, pension plan, profit sharing or other retirement plans.

Employee Benefit Plans

We believe that our ability to grant equity-based awards is a valuable and necessary compensation tool that aligns the long-term financial interests of our employees, consultants, and directors with the financial interests of our shareholders. In addition, we believe that our ability to grant options and other equity-based awards helps us to attract, retain and motivate employees, consultants, and directors and encourages them to devote their best efforts to our business and financial success.

ITEM 4: SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following tables set forth the ownership, as of the date mentioned below, of our Common Stock by each person known by us to be the beneficial owner of more than 5% of our outstanding Common Stock, our executive officers, directors, and our executive officers and directors as a group. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise shared. There are not any pending or anticipated arrangements that may cause a change in control.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other rights. More than one person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our Common Stock listed below have sole voting and investment power with respect to the shares shown.

Ownership Pre-Offering

Directors and Officers: (As of 12/31/2023)

	Amount and	Percent of
	nature of	total	Percent	Direct
	beneficial	ownership	of class	Voting Right
Name and address of beneficial owner (1)	ownership (2)	(3)	(4)	(5)
Anoop Bhatia, Class B Common Stock	37,927,270	47.0%	100%	89.9%
David Evans, Class A Common Stock	897,000	1.1%	2.1%	0.2%
Tracy Metzger, Class A Common Stock	1,217,501	1.5%	2.8%	0.3%
Dr. Ian Moore, Class A Common Stock	735,417	0.9%	1.7%	0.2%
All officers and directors as a group:	40,777,188	50.5%	n/a	90.5%
Angels Match Pvt Ltd, Class A Common Stock	3,845,000	4.8%	9.0%	0.9%
Chaitanya Moparthi, Class A Common Stock	2,950,000	3.7%	6.9%	0.7%
Other shareholders aggregated Class A	33,202,965	41.0%	77.5%	7.9%
All shareholders aggregated Class A & B Shares	69,339,802	100%	n/a	100%

(1)	Beneficial ownership: Unless otherwise noted, the address of the beneficial owner is c/o Nowigence, Inc., 313 Ushers Road, Suite 33, Ballston Lake, NY 12019.
(2)	Total ownership, including Class A and B combined.
(3)	Percentage of total ownership
(4)	Percentage ownership in each class
(5)	Total voting rights for each shareholder.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this Offering, there was no public market for our Common Stock. All the shares sold under this offering will be freely tradeable without restrictions or further registration under the Securities Act, except that any shares purchased by our "affiliates," as that term is defined in Rule 144 of the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. All other outstanding shares not sold in this Offering will be deemed "restricted securities" as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act, which rules are summarized below.

Rule 144

In general, a person who has beneficially owned restricted shares of our Common Stock for at least one year, in the event we are a reporting company under Regulation A, or at least six months, in the event we have been a reporting company under the Exchange Act for at least 90 days, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the three months preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

•1% of the number of shares of our Common Stock then outstanding; or

•the average weekly trading volume of our Common Stock during the four calendar weeks preceding the filing by such person with the SEC of a notice on Form 144 with respect to the sale;

provided that, in each case, we have been subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Persons relying on Rule 144 to transact in our Common Stock must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

Item 5. Interest of Management and Others in Certain Transactions

We raised capital during the product development phase from friends and family to meet our needs. We preferred to operate “lean and mean” to ensure that we got the best value for every dollar that was invested. We believe that we have developed a product solution at lower investment costs than most of our competitors. This gives us a competitive advantage. The CEO continued to work much below market rates.

In 2020, the company amended its Certificate of Incorporation and re-designated the total number of shares that the company is authorized to issue capital stock consisting of 1,100,000,000 shares of Class A, B, C and preferred Stock, $0.00001 par value per share. With the amendment, our Articles of Incorporation state that the Company shall have the authority to issue four classes of shares of stock, an increase from two classes previously authorized.

The total number of shares the Company is authorized to issue are:

―Seven Hundred Million (700,000,000) shares of Common Stock Class A with a par value of ($0.00001), Class A common stock has one vote per share. As of December 31, 2023, the number of class A common shares issued is 42,847,883 and not yet issued shares of 657,152,117.

―Two Hundred Million (200,000,000) shares of Common Stock Class B, with a par value of ($0.00001). Class B common stock has 10 votes per share. Class B common shares cannot be traded unless converted to Class A common shares. As of December 31, 2023, the number of class B common shares issued remains the same as in the previous year at 37,927,270. The total number of shares that are yet to be issued is 162,072,730.

―One Hundred and Fifty Million (150,000,000) shares of Common Stock Class C with a par value of ($0.00001). Class C has no voting rights until they are fully vested after which they will be converted to Class A. This Class of Shares is for employees. No class C shares have been issued yet.; and

―Fifty Million (50,000,000) Preferred Stock with a par value of ($0.00001), Preferred Stock has no voting rights, and no Preferred Stock shares have been issued.

Item 6. Other Information

In the opinion of the management team, the market opportunity is attractive in the field of AI, an emerging technology that has significant potential.

Item 7. Financial Statements

The audited financial statements are below.

NOWIGENCE INC.

and subsidiaries

(a New York corporation)

Consolidated Financial Statements and Audit Report

For the years ended December 31, 2023 and 2022.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Nowigence Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nowigence Inc. (“the Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows, for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses and used significant cash in support of its operating activities and the Company’s cash position is not sufficient to support the Company’s operations. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the board of directors and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Business Combination – Refer to Note 2 to the financial statements.

Critical Audit Matter Description

In November 2023, the Company entered into the share exchange agreement and acquired a wholly owned subsidiary. Upon the acquisition, the Company estimated and calculated the valuation of the subsidiary with various inputs. We identified the valuation as a critical audit matter because of the challenges of auditing management’s judgements and inputs utilized valuing the consideration issued, as well as the existence and valuation of identifiable intangible assets, in the acquisition transaction. Additionally, auditing the inputs in the report utilized to support the valuation of identified intangible assets includes evaluation of forecasts of future events, and estimates of the financial impacts of those events is subjective and requires significant judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures relate to valuation of business combination included the followings;

•We evaluated management's identification and analysis of assets and liabilities acquired in the business combination and recalculated the resulting goodwill.

•We evaluated the third-party specialist report used to assign value to identified intangible assets in the business combination.

•Tested the completeness of assets of the acquired entity on the date of acquisition.

Fruci & Associates II, PLLC – PCAOB ID #05525 We have served as the Company’s auditor since 2021. Spokane, Washington
May 6, 2025

NOWIGENCE INC.

CONSOLIDATED BALANCE SHEETS (IN US$)

As of December 31, 2023 and 2022

See accompanying Independent Auditor’s Report and Notes to the Consolidated Financial Statements

	2023	2022
ASSETS
Current assets
Cash and cash equivalents	$4,775	$11,335
Accounts receivable	70,446	6,138
Prepaid expenses	127,500	-
Other current assets	9,198	13,709
Due from former owners - Stebr	40,111	-
Total current assets	252,030	31,182

Goodwill	1,063,458	-
Fixed assets net of depreciation	2,260	1,154
Intangible assets, net of amortization	583,788	-
Deferred offering costs	273,286	251,500
Total non-current assets	1,922,792	252,654

TOTAL ASSETS	$2,174,822	$283,836

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$236,688	$390,643
Line of credit - bank	74,888	74,950
Current portion of related party payables	410,512	320,680
Credit line - bank	9,039	9,775
Total current liabilities	731,127	796,048

Total liabilities	731,127	796,048

Commitments and contingencies	-	-

STOCKHOLDERS’ EQUITY (DEFICIT)
Preferred stock, par value $0.00001, 50,000,000 shares authorized, none issued and outstanding, respectively	-	-
Common stock Class A, par value $0.00001, 700,000,000 shares authorized, 42,847,883 and 31,472,532 issued and outstanding, respectively	428	315
Common stock Class B, par value $0.00001, 200,000,000 shares authorized, 37,927,270 issued and outstanding, respectively	379	379
Common stock Class C, par value $0.00001, 150,000,000 shares authorized, none issued and outstanding, respectively	-	-
Additional paid-in capital	7,372,524	4,154,712
Deferred Compensation	(885,000)	-
Accumulated Other Comprehensive Income	16,061	60,542
Accumulated deficit	(5,060,697)	(4,728,160)
Total Stockholders’ Equity (Deficit)	1,443,695	(512,212)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$2,174,822	$283,836

NOWIGENCE INC.
CONSOLIDATED STATEMENT OF OPERATIONS (IN US$)
For the years ended December 31, 2023, and 2022
See accompanying Independent Auditor’s Report and Notes to the Financial Statements

	2023	2022
Revenues	$183,559	$42,541
Cost of revenues	(99,651)	(13,573)
Gross profit	83,908	28,968

Operating expenses:
Selling, general and administrative	439,091	1,348,415
Depreciation and amortization expense	8,846	-
Total operating expenses	447,937	1,348,415

OPERATING LOSS	(364,029)	(1,319,447)

Interest expense, net	(63,827)	(44,361)
Other income	10,006	218,895
Total Non-Operating Income (Expenses)	(53,821)	174,534
NET LOSS BEFORE PROVISION FOR INCOME TAXES	(417,850)	(1,144,913)

(Provision)/benefit for income taxes	85,313

NET LOSS	$(332,537)	$(1,144,913)

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	(44,481)	21,667
Comprehensive Income (Loss)	$(377,018)	$(1,123,246)

Basic and Diluted Net Loss Per Share	(0.00)	$(0.02)

Weighted Average Shares Outstanding – Basic and Diluted	71,582,131	68,589,985

	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital			Accumulated Deficit	Total
	Shares	Amt	Shares	Amt		Deferred Compensation	Accumulated Other Comprehensive Income (Loss)

Balance as of December 31, 2021	29,723,732	$297	37,927,270	$379	$3,758,143	$ 0	$38,865	$(3,583,247)	$214,437
Stock issued for:
Cash	344,250	4			160,152				160,156
Compensation	1,404,550	14			236,417				236,431
Change in comprehensive income							21,677		21,677
Net loss for the year								(1,144,913)	(1,144,913)
Balance as of December 31, 2022	31,472,532	$315	37,927,270	$379	$4,154,712	$ 0	$60,542	$(4,728,160)	$(512,212)
Stock issued for:
Cash	1,494,351	15			247,522				247,537
Services	1,306,000	13			397,875				397,888
Compensation	2,950,000	29			884,971	(885,000)			0
Accounts payable	575,000	6			172,494				172,500
Acquisition of Stebr	5,050,000	50			1,514,950				1,515,000
Change in comprehensive income							(44,481)		(44,481)
Net loss for the year 2023								(332,537)	(332,537)
Balance as of December 31, 2023	42,847,883	$428	37,927,270	$379	$7,372,524	$(885,000)	$16,061	$(5,060,697)	$1,443,695

NOWIGENCE INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY/(DEFICIT) (IN US$)
For the years ended December 31, 2023, and 2022
See accompanying Independent Auditor’s Report and Notes to the Financial Statements

NOWIGENCE INC. CONSOLIDATED STATEMENT OF CASH FLOWS (IN MUS$) For the years ended December 31, 2023, and 2022
See accompanying Independent Auditor’s Report and Notes to the Financial Statements

	2023	2022
Cash flows from operating activities
Net loss	$(332,537)	$(1,144,913)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	382	-
Amortization	8,464	-
Impairment – software development costs	-	800,377
Gain on settlement of debt	(27,485)	-
Income tax benefit	(85,313)	-
Forgiveness PPP	-	(127,100)
Foreign currency translation	(44,481)	21,677
Common Stock Issued for services	397,888	236,431
Interest and fees incurred for related party and bank notes	50,165
Changes in operating assets and liabilities:
Accounts receivable	64,351	504
Amounts due from former owners – Stebr for operations	(40,111)	-
Other current assets	(9,198)	(13,709)
Prepaid expenses	(113,791)	-
Accounts payable and accrued expenses	46,030	91,275
Net cash used in operating activities	(85,636)	(135,458)

Cash flows from investing activities
Fixed assets acquired	(1,216)	-
Intangible assets acquired	(184,843)	-
Cash acquired in acquisition of Stebr	515	-
Deferred offering costs	(21,786)	(251,500)
Net cash used in investing activities	(207,330)	(251,500)

Cash flows from financing activities
Proceeds from related party notes	147,956	232,411
Payments on related party notes	(106,551)	-
Payments on line of credit and credit line with bank	(5,581)	-
Proceeds from issuance of common stock	247,537	160,156
Proceeds from line of credit and credit line with bank	3,045	-
Net cash provided by financing activities	286,406	392,567

NET INCREASE (DECREASE) IN CASH	(6,560)	5,609

CASH – BEGINNING OF YEAR	11,335	5,726
CASH – END OF YEAR	$4,775	$11,335$$$11,335

CASH PAID DURING THE YEAR FOR:
Interest	$-	$44,361
Income Taxes	S-	S-

SUPPLEMENTAL DISCLOSURE OF NONCASH INFORMATION
Acquisition of Stebr	$1,515,000	$-
Shares issued for accounts payable	$172,500	$-

NOWIGENCE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (IN US$)

For the years ended December 31, 2023 and 2022

NOTE 1: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Company Overview

Nowigence Inc. (“Nowigence” or the “Company”) is incorporated in the state of New York in August 2011. Our principal executive offices are located at 313 Ushers Road, Suite 33, Ballston Lake, NY 12019. Since January 18, 2019, the Company has owned and operated Nowigence India Private Limited, its wholly owned entity, and on November 3, 2023 acquired Stebr, Inc.

At Nowigence, we develop and market AI products and services that augment people’s abilities and improve forward-looking decision-making, leveraging AI data analytics and insights. After the merger acquisition of Stebr Inc., we are an AI-as-a-Service (AIaaS) provider for customers who want us to develop their AI customer apps or buy AI infrastructure, products and services from our marketplace. Additionally, we are upgrading the features in Lille.ai (now called ResearchWork.ai) to meet our objective of developing an AI Research Agent to assist researchers in corporate R&D, academic and archival research.

Nowigence has addressed some common concerns surrounding Large Language Models (LLMs) – privacy, security, hallucination, and copyright infringement, ensuring compliance and trust. With our commitment to ethical AI practices and advanced data protection measures, we position ourselves as a leader in the industry, allowing businesses to accelerate research, anomaly detection, process yields, error reduction, and predictability thereby unlocking insights into process control that results in better business performance.

We have a foundational platform that is easily configurable to meet end-customer requirements. In 2023, we alpha-tested the platform successfully to extract key and important ideas from archives in agriculture, creative storytelling, and health intelligence.

Subsidiaries

Since January 18, 2019, the Company owns and operates Nowigence India Private Limited (“Nowigence India”), its wholly owned entity. The Company has presented consolidated financial results with Nowigence India in US$, the reporting currency of the Company.

On November 3, 2023, the Company acquired 100% of Stebr, Inc. (“Stebr”) for 5,050,000 shares of Class A common stock. Stebr is a California based software company.

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As shown in the accompanying consolidated financial statements, the Company has suffered recurring losses and used significant cash in support of its operating activities and the Company’s cash position is not sufficient to support the Company’s operations.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company’s continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis and ultimately to attain profitability. The Company plans to seek additional funding to maintain its operations through debt and equity financing and to improve operating performance through a focus on strategic products and increased efficiencies in business processes and improvements to the cost structure. There can be no assurance that the Company will be successful in its efforts to raise additional working capital or achieve profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Principals of Consolidation

The Company has prepared these financials by consolidating the activity with its wholly owned subsidiaries and eliminating intercompany transactions.

Reclassifications

The Company has reclassified certain amounts in the 2022 financial statements to comply with the 2023 presentation. These principally relate to classification of certain expenses and liabilities. The reclassifications had no impact on total net loss or net cash flows for the year ended December 31, 2022.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements and the reported amount of revenue and expense during the reporting period. Estimates the Company considers include criteria for stock-based compensation expense, common shares issued for services, and valuation allowances on deferred tax assets. Actual results could differ from those estimates.

Stock-Based Compensation

The Company recognizes compensation costs under FASB ASC Topic 718, Compensation – Stock Compensation and ASU 2018-07. Companies are required to measure the compensation costs of share-based compensation arrangements based on the grant-date fair value and recognize the costs in the financial statements over the period during which employees are required to provide services. Share based compensation arrangements include stock options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. As such, compensation cost is measured on the date of grant at their fair value. Such compensation amounts, if any, are amortized over the respective vesting periods of the option grant

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company occasionally maintains cash balances in excess of the FDIC insured limit. The Company does not consider this risk to be material.

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of December 31, 2023 and 2022, the Company had $4,775 and $11,335 cash on hand and no cash equivalents.

Receivables and Concentration of Credit Risk

When the Company records an allowance for doubtful accounts it is based on management’s estimate of the overall collectability of accounts receivable, considering historical losses, credit insurance and economic conditions. Based on these same factors, individual accounts are charged off against the allowance when management determines those individual accounts are uncollectible. Credit extended to customers is generally uncollateralized. Past-due status is based on contractual terms. The Company recorded an allowance for their note receivable for the full amount as collection of this note is uncertain.

Measurement of Credit Losses on Financial Instruments

The Financial Accounting Standards Board (“FASB”) issued ASC 326 “Financial Instruments – Credit Losses (Topic 326): Measurements of Credit Losses on Financial Instruments” (“ASC 326”), which replaces the existing incurred loss model with a current expected credit loss (CECL) model that requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company adopted ASC 326 on January 1, 2023, which did not have a material impact on its financial statements or accounting policies.

Property and Equipment and Depreciation

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value of Financial Instruments

Fair value of financial instruments requires disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value. As of December 31, 2023 and 2022, the balances reported for cash, prepaid expense, accounts receivable, and accounts payable approximate the fair value because of their short maturities.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Accounting Standards Codification (“ASC”) Topic 820 established a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). These tiers include:

Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company measures certain financial instruments including options and warrants issued during the period at fair value on a recurring basis.

Loss Per Share

The Company accounts for its loss per common share by replacing primary and fully diluted earnings per share with basic and diluted earnings per share. Basic loss per share is computed by dividing loss available to common stockholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) for the period, and does not include the impact of any potentially dilutive Common Stock equivalents since the impact would be anti-dilutive. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if potentially dilutive common shares had been issued. For the given periods of loss, of the periods ended in the years ended December 31, 2023 and 2022, the basic earnings per share equals the diluted earnings per share.

Income Taxes

To address accounting for uncertainty in tax positions, the Company clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. The Company also provides guidance on de-recognition, measurement, classification, interest, and penalties, accounting in interim periods, disclosure and transition.

The Company files income tax returns in the U.S. federal jurisdiction. The Company did not have any tax expense for the years ended December 31, 2023 and 2022. The Company did not have any deferred tax liability or asset on its balance sheets as of December 31, 2023 and 2022.

Interest costs and penalties related to income taxes, if any, will be classified as interest expense and general and administrative costs, respectively, in the Company’s financial statements. For the years ended December 31, 2023 and 2022, the Company did not recognize any interest or penalty expense related to income taxes. The Company believes that it is not reasonably possible for the amounts of unrecognized tax benefits to significantly increase or decrease within the next twelve months.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). This standard provides a single set of guidelines for revenue recognition to be used across all industries and requires additional disclosures. The guidance introduces a five-step model to achieve its core principal of the entity recognizing revenue to depict the transfer of goods or services to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company adopted the updated guidance effective January 1, 2018 using the full retrospective method.

Under ASC 606, in order to recognize revenue, the Company is required to identify an approved contract with commitments to perform respective obligations, identify rights of each party in the transaction regarding goods to be transferred, identify the payment terms for the goods transferred, verify that the contract has commercial substance and verify that collection of substantially all consideration is probable. The adoption of ASC 606 did not have an impact on the Company’s operations or cash flows.

The Company recognized revenue as they (i) identified the contracts with each customer; (ii) identified the performance obligation in each contract; (iii) determined the transaction price in each contract; (iv) were able to allocate the transaction price to the performance obligations in the contract; and (v) recognized revenue upon the satisfaction of the performance obligation. Upon the sales of the product to complete the procedures on the animals, the Company recognized revenue as that was considered the performance obligation.

There is a concentration of existing sales. Over 95% of the revenue recognized is through three customers, each representing greater than 10% in total revenue.

At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from the use of the software platform, the subscription revenue is prepaid and recognized monthly over the term of the contract as well as all revenue generated through our AI-a-a-S fees generated from Stebr are billed monthly based on time incurred and revenue is recognized when the Company has the right to invoice the time.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred except for the cost of tradeshows which are deferred until the tradeshow occurs. During the years ended December 31, 2023 and 2022, the Company incurred nominal advertising and marketing costs.

Contingencies

In the ordinary course of business, the Company is involved in legal proceedings involving contractual and employment relationships, product liability claims, patent rights, and a variety of other matters. The Company records contingent liabilities resulting from asserted and unasserted claims against it, when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. The Company discloses contingent liabilities when there is a reasonable possibility that the ultimate loss will exceed the recorded liability. Estimated probable losses require analysis of multiple factors, in some cases including judgments about the potential actions of third-party claimants and courts. Therefore, actual losses in any future period are inherently uncertain. The Company has entered into various agreements that require them to pay certain fees to consultants and/or employees that have been fully accrued for as of December 31, 2023 and 2022.

Software Development Costs and Amortization

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed (“ASC 986-20”). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company’s current technology, the technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model.

Prior to a product’s release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales. Upon reaching release for commercialization, the company amortizes the capitalized costs over a period of 3-5 years.

Recent Accounting Pronouncements

The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its financial condition, results of operations, cash flows or disclosures.

In November 2023, the Financial Accounting Standards Board issued Accounting Standards Update 2023-07 (“ASU 2023-07”). ASU 2023-07 improves segment reporting disclosures for public companies. ASU 2023-07 requires more detailed information about reportable segments and expenses including the requirement to disclose qualitative information about factors used to identify reportable segments and quantitative information about profit and loss measures and significant expense categories. ASU 2023-07 was effective for public companies in fiscal years beginning after December 15, 2023. The Company has not yet begun generating significant revenue from its planned principal operations and operates as a single reportable segment. The chief operating decision maker is the Company’s chief executive officer who assesses performance based on total expenses, cash flows, and progress made in the Company’s ongoing development efforts. All of the Company’s long-lived assets are located in the United States. The Company analyzed ASU 2023-07 and determined that the required information is presented within the consolidated financial statements and footnote disclosures herein. The Company does not believe that ASU 2023-07 will have a material impact on the consolidated financial statements.

NOTE 2: BUSINESS COMBINATION

Stebr

On November 3, 2023, the Company acquired the assets and liabilities of Stebr noted below in in accordance with ASC 805. Based on the fair values at the effective date of acquisition the purchase price was recorded as follows:

Fixed assets	$1,426
Customer contracts	300,000
Trademarks	10,000
Customer lists	96,255
Cash	515
Accounts receivable	128,659
Deferred tax liability	(85,313)
Goodwill, net of deferred tax liability	1,063,458
$1,515,000

The consideration paid for the acquisition of Stebr was as follows:

Common stock	$1,515,000
Total consideration	$1,515,000

The Acquisition has been accounted for under the acquisition method of accounting. Under the acquisition method of accounting, the total acquisition consideration price was allocated to the assets acquired and liabilities assumed based on their preliminary estimated fair values. The fair value measurements utilize estimates based on key assumptions of the Acquisition, and historical and current market data. The excess of the purchase price over the total of the estimated fair values assigned to tangible and identifiable intangible assets acquired and liabilities assumed is recognized as goodwill. The Company has estimated the preliminary purchase price allocations based on historical inputs and data as of November 3, 2023. The preliminary allocation of the purchase price is based on the best information available and is pending, amongst other things: (i) the finalization of the valuation of the fair values and useful lives of tangible assets acquired; (ii) the finalization of the valuations and useful lives for the intangible assets acquired; (iii) finalization of the valuation of accounts payable and accrued expenses; and (iv) finalization of the fair value of non-cash consideration.

The Company has up to one-year from the date of acquisition to adjust any of the acquired assets and liabilities for information obtained during this measurement period. If new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have resulted in the recognition of additional assets or liabilities as of the acquisition date or a re-allocation of assets and liabilities is necessary, the Company will adjust these figures. The Company has performed an analysis on the purchase price allocation and has determined that there are no adjustments to be made from the original allocation.

The Company has determined that the preliminary purchase price allocation did not need to be revised.

The goodwill was not expected to be deductible for tax purposes.

NOTE 3: INTANGIBLE ASSETS

Software Development Costs

As discussed above, the Company had capitalized its software development costs (“SDCs”) during this start-up period. The Company then amortizes the SDCs over their estimated useful life of five years. The Company amortizes technologically feasible internally developed software over a 5 year period. However, the Company decided to decommission its earlier product called Pluaris and transition to an updated, advanced, AI SaaS platform called Lille.ai (Now called ResearchWork.ai) offered on freemium or subscription. As a result, the Company impaired $800,377 of previous software development costs.

The Company monitors the carrying value of the SDCs for impairment. As of December 31, 2022, the Company has recorded the impairment of the SDCs. The Company commenced capitalizing their software in the development of Lille.ai in January 2023.

As of December 31, 2023 and 2022, the Company has recorded $185,997 and $0 in software development costs. The Company has not yet commenced amortization of their software development costs.

In 2022, we impaired previous product development activity.

In 2023, the Company’s technology contractors worked on ResearchWork.ai and capitalized their fees under software development costs.

Intangible Assets and Goodwill Acquired in Stebr Acquisition

As of December 31, 2023 and 2022, the Company has the following intangible assets:

	2023	2022
Customer contracts – 8 year-life	$300,000	$-
Domain names and trademarks – 8 year-life	10,000	-
Customer lists – 8 year-life	96,255	-
Accumulated amortization - domain names	(8,464)	-
	$397,791	$-

The Company acquired $406,255 of intangible assets in its acquisition of Stebr. There were no intangible assets as of December 31, 2022.

Amortization expense for the years ended December 31, 2023 and 2022 was $8,464 and $0, respectively.

Amortization expense for the next five years and in the aggregate is as follows:

2024	$50,782
2025	50,782
2026	50,782
2027	50,782
2028	50,782
Thereafter	143,881
$397,791

As of December 31, 2023 and 2022, the Company has recorded goodwill as follows:

	2023	2022
Balance – beginning of the year	$-	$-
Acquisition of Stebr	1,063,458	-
Impairment for the year	-	-
	$1,063,458	$-

The Company evaluated ASC 350-20-50 for the goodwill associated with their acquisition.

NOTE 4: DEFERRED OFFERING COSTS

The Company had previously procured advisory services for a period of 20 months in 2020 and 2021 for its SEC filings including the 1-A POS Continuous Offering under Regulation A. The service advisor had previously agreed to forgo payment for services rendered in the past for an indefinite period recognizing the challenges of cash that the Company was facing during the pandemic. As the services are related to the current offering that has not yet been marketed, the Company has recognized the costs as deferred offering costs. As of December 31, 2023 and 2022, the Company has recorded $273,286 and $251,500, respectively in deferred offering costs under ASC 340-10-S99.

NOTE 5: LINE OF CREDIT AND CREDIT LINE - BANK

In 2019, the Company secured a line of credit with a bank as well as a credit line with the same bank. The line of credit and credit line is for working capital purposes. The line of credit incurs interest at a rate of prime to 3.25%, and the credit line is 17% per annum. As of December 31, 2023 and 2022, the amount outstanding on the line of credit was $74,888 and $74,950, respectively, and the amounts outstanding on the credit line was $9,039 and $9,775, respectively.

Both of these amounts have been reflected in current liabilities.

NOTE 6: RELATED PARTY PAYABLES

The Company has borrowed from time to time amounts for working capital from their officers. These amounts are unsecured and certain of the amounts incur an interest charge of 14% per annum.

As of December 31, 2023 and 2022, the Company has $410,512 and $320,680 outstanding, respectively.

In 2022, the Company received forgiveness for the PPP Loan of $127,100. On receiving the forgiveness from the Government, the Company recognized the amount as Other Income.

All related party payables are reflected in current liabilities as these amounts are due on demand.

NOTE 7 – INCOME TAX PROVISION

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The net deferred tax assets relate to the US based net operating loss carryforwards approximating $4,942,000 and $4,632,000 as of December 31, 2023 and 2022, respectively. In addition, the Company recorded a deferred tax liability in the acquisition of Stebr of $85,313 which was offset by the income tax benefit in the year ended December 31, 2023.

The Company has filed all required tax returns and does not have a net taxable position requiring a provision other than the small amount of tax the Company has accrued for on behalf of Nowigence India at the statutory rate of India. The Company believes that this reflects the actual tax provision of the Company in all material respects. The Company does not expense software development. To the extent possible, the book/tax treatments are identical. We do not have to calculate a deferred tax asset/liability related to NOLs and/or cost basis of software assets. Additionally, there is no presumption that the tax laws will not change regarding the future utilization of non-operating losses (NOLs).

There is no recognized and recorded deferred tax asset or liability. The Company has future potential utilization of deferred tax attributes of net operating losses and amortization of intangible assets. Management has determined not to report such tax assets given the possibility of future tax legislative changes and the risk that such tax assets may never be monetized.

NOTE 8– COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is involved with a few litigations with respect to payments. No additional litigation matters arose in 2023.

American Express filed a complaint stating that it loaned $25,060 to the Company which is unpaid. In of the first quarter of 2025, the summary judgment was filed against the Company.

Also, Gravity Technologies Inc had an outstanding payment claim of $89,040. The summary judgment was filed against the Company. The parties have agreed to defer monthly payments for twelve months starting from November 2025.

In 2021, the Company incurred $21,499 in salaries to a former employee. The Company and the former employee engaged in discussions and ultimately settled all claims in March 2025. The parties settled for $35,000 at which time the Company will record a loss on settlement in the amount of $13,501. Of this, 28% was paid at settlement in March 2025 and the remaining will be paid monthly for twelve months in equal monthly instalments.

NOTE 9: STOCKHOLDERS’ EQUITY

Preferred and Common Stock

The Company has authorized 50,000,000 shares of Preferred Stock with a par value of $0.00001, 700,000,000 shares of Class A Common Stock, 200,000,000 shares of Class B Common Stock with a par value of $0.00001 and 150,000,000 shares of Class C Common Stock. As of December 31, 2023 and 2022, there are 42,847,883 and 31,472,532 shares of Class A Common Stock issued and outstanding, respectively, and 37,927,270 and 37,927,270 shares of Class B Common Stock issued and outstanding, respectively. There are no preferred shares or Class C Common shares issued and outstanding as of December 31, 2023 and 2022.

The Company has three classes of common stock. Each Class A share is entitled to one vote per share and each Class B share is entitled to 10 votes per share. Class A shares are tradeable whereas Class B and C cannot be traded unless converted to Class A. Only the Company’s founder, Anoop Bhatia, is entitled to Class B shares.

Common Stock Issuances - 2022

During 2022, the Company issued: (a) 344,250 shares of Class A Common Stock for cash in the amount of $160,156; and (b) 1,404,550 shares of Class A Common Stock for compensation in the amount of $236,431.

Common Stock Issuances – 2023

During 2023, the Company issued: (a) 1,494,351 shares of Class A Common Stock for cash in the amount of $247,537; (b) 1,306,000 shares of Class A Common Stock for services rendered in the amount of $397,888; (c) 2,950,000 shares of Class A Common Stock for deferred compensation in the amount of $885,000; (d) 575,000 shares of Class A Common Stock for settlement of accounts payable in the amount of $172,500; and (e) 5,050,000 shares of Class A Common Stock in the acquisition of Stebr Inc. valued at $1,515,000.

NOTE 10: SUBSEQUENT EVENTS

During 2024 and 2025 up through May 6, 2025, the Company issued 20,531,622 shares of Class A Common stock.

The Company filed a Form 1-U on May 20, 2024 opting for voluntary delisting of the company on the OTCQB mid-tier market.

American Express filed a complaint stating that it loaned $25,060 to the Company which is unpaid. In the first quarter 2025, the summary judgment was filed against the Company.

Also, Gravity Technologies Inc had an outstanding payment claim of $89,040. The summary judgment was filed against the Company. The parties have agreed to defer monthly payments for twelve months starting from November 2025.

In 2021, the Company incurred $21,499 in salaries to a former employee. The Company and the former employee engaged in discussions and ultimately settled all claims in March 2025. The parties settled for $35,000 at which time the Company will record a loss on settlement in the amount of $13,501. Of this, 28% was paid at settlement in March 2025 and the remaining will be paid monthly for twelve months in equal monthly instalments.

The Company was notified in April 2025 of a claim filed from a former consultant of Stebr claiming failure to pay wages. The Company is still investigating this claim and has not determined whether the claim has any merit.

The Company’s CEO loaned the Company $105,950 in 2024 and 2025, up through May 6, 2025.